Exhibit 21

Subsidiaries of Registrant

Name	State of Incorporation

The Savannah Bank, National Association	United States (National Charter)

Bryan Bank & Trust	Georgia

Harbourside Community Bank	United States (Thrift Charter)

Nonconsolidated subsidiaries:

SAVB Properties, LLC	Georgia

SAVB Capital Trust 1	Delaware

SAVB Capital Trust 2	Delaware